REG TECHNOLOGIES INC.

240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

March 17, 2011

United States Securities

and Exchange Commission

Attention:

Jonathan Wiggins

Dear Sirs:

Re:

Reg Technologies Inc. (the “Company”)

Form 20-F for the Year Ended April 30, 2010

Forms 10-Q for the Periods ended March 31, June 30 and September 30, 2010

File Number 1-33902

We are writing in response to your letter dated February 3, 2011.

Our Amendment No. 1to the Form 20-F Annual Report incorporates the changes referred to below.

Form 20-F for the Fiscal Year Ended April 30, 2010

Item 3.  Key Information, page 6

Selected Financial Data, page 6

1.

Please revise in future filings to present the specific line items in the same manner as the corresponding line items in the company’s financial statements.  In this regard, we note that you have presented “capital stock”, which includes share capital only and excludes warrants, contributed surplus and deficit, rather than presenting total shareholders’ equity.

Duly noted.  We will ensure that all future filings incorporate your request.

Item 5.  Operating and Financial Review and Prospectus, page 24

Off-Balance Sheet Arrangements, page 29

2.

We note your disclosure that there are no known significant off-balance sheet arrangements other than those disclosed elsewhere in the Form 20-F.  Please revise in future filings to include a discussion in this section regarding the company’s off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  Refer to Item 5.E. of Form 20-F.

Duly noted.  We will ensure that all future filings incorporate your request.

Item 15.  Controls and Procedures, page 66

Disclosure Controls and Procedures, page 56

3.

Please revise your filing to include management’s conclusion regarding the effectiveness of disclosure controls and procedures.  If you conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management’s conclusion, particularly in light of (i) management’s conclusion that internal controls over financial reports were not effective as of the end of your fiscal year and (ii) the omission of management’s conclusion regarding the effectiveness of disclosure controls and procedures in your Form 20-F.  If you conclude that your disclosure controls and procedures were ineffective, revise to indicate this conclusion and disclose your plan to remedy this deficiency.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow for timely decisions regarding required disclosure. As required by SEC Rule 15d-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our principal executive and financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

Based on the foregoing, our principal executive and financial officers concluded that our disclosure controls and procedures are not effective to ensure the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed and reported properly within the time periods specified in the SEC’s rules and forms.

The management and board of directors strive to remedy the deficiencies by thoroughly reviewing the requirements for filings and the contents of the filings. In addition, the company will consult accounting and legal experts on disclosure requirements, and engage them for extensive reviews prior to our filings with the SEC.

Item 18.  Financial Statements, page 62

Auditors’ Report

4.

We note the references to “other auditors” who audited the consolidated financial statements for the year ended April 30, 2009.  Please amend your filing to include the audit report on the consolidated financial statements for the year ended April 30, 2008.

We include the audit report on the consolidated financial statements for the year ended April 30, 2008 in our 20-F Amendment filing.

Notes to Consolidated Financial Statements, page 5

Note 4.  Common Stock, page 15

5.

Please tell us why you did not record any expense in the fiscal year ended April 30, 2010, related to the 775,000 stock options granted in the fiscal year ended April 30, 2009.

As described under Stock Options section of Note 4, only 25% of the 775,000 stock options vested upon grant in 2009, and the rest of the options are not exercisable until 90 days after the exercise of the vested options. As described in the summary of option activities in the same section, no options granted in 2009 were exercised. Therefore, no options granted in 2009 vested in 2010 and accordingly no stock based compensation was recorded in 2010 related to the options granted in 2010.

Note 8.  Related Party Transactions, page 18

6.

We note your disclosures regarding transactions with companies that the President of the company controls or significantly influences, companies that are controlled by officers and directors of the company, and companies having common officers and directors with the company.  Please explain to us your relationships with affiliated companies and tell us how you determined that such affiliates should not be consolidated in your financial statements.

The companies controlled by officers and directors of the Company are private companies owned by officers and directors, that provide services to the Company and/or extend loans to the Company.

The companies significantly influenced by the President, as well as the companies that have common officers and directors with the Company are all public companies listed on the TSX Venture Exchange and/or on the OTC Bulletin Board.

These related parties do not have significant cross ownership with the Company, or have control over the Company. And the Company does not have control over these related parties. Therefore, these related parties should not be consolidated with our financial statements.

The Company hereby acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REG TECHNOLOGIES INC.

/s/ John G. Robertson

John G. Robertson,

President and CEO